SHEARMAN & STERLING LLP

シャーマン アンド スターリング外国法事務弁護士事務所

FUKOKU SEIMEI BUILDING 5TH FLOOR | 2-2-2 UCHISAIWAICHO | CHIYODA-KU | TOKYO | 100-0011

WWW.SHEARMAN.COM | T +81.3.5251.1601 | F +81.3.5251.1602





November 27, 2006

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Corporation
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

On October 20, 2006, the Company filed with the Tokyo Stock Exchange, a revision of the consolidated and unconsolidated earnings forecast for the FY 2006 interim (April 1, 2006 - September 30, 2006) and the FY 2006 (April 1, 2006 - March 31, 2007), of ITX Corporation, a consolidated subsidiary of the Company, which was originally made public on May 10, 2006. No English translation or version has been prepared. We have therefore furnished an English summary of the filing below:

- Amendment to the consolidated earnings forecast for the FY 2006 interim, including downward revisions of the sales, ordinary income and interim net income.
- Amendment to the consolidated earnings forecast for the FY 2006, including downward revisions of the sales and current term net income.
- Amendment to the unconsolidated earnings forecast for the FY 2006 interim, including downward revisions of the sales, ordinary income and interim net income.

- Amendment to the unconsolidated earnings forecast for the FY2006, including upward revisions of the sales, ordinary income and current term net income.

On October 27, 2006, the Company filed with the Tokyo Stock Exchange, its revision on the interim consolidated and unconsolidated earnings forecast for the FY2006. No English translation or version has been prepared. Therefore, we have furnished an English summary of the filing below:

- Japanese-language notice on the Company's upward revisions of operating income, ordinary income and interim net income of the interim consolidated earnings forecast for the FY2006 (April 1, 2006 - September 30, 2006) due to the improvement of profits from the new medical and imaging products. The sales reached the previous forecast.

- Japanese-language notice on the Company's upward revisions of operating income, ordinary income and interim net income of the interim unconsolidated earnings forecast for the FY2006 (April 1, 2006 - September 30, 2006) due to cost reduction efforts as well as increase in sales. The sales also exceeded the previous forecast.

- Japanese-language notice on the Company's plan for an announcement of consolidated and unconsolidated earnings forecast for the FY2006 (April 1, 2006 - March 31, 2007).

In addition, the Company filed a Japanese language interim consolidated financial digest with the Tokyo Stock Exchange on November 7, 2006 and also made public the Japanese language reference material for the interim financial results. This financial digest for the six months ended September 30, 2006 includes:

- Summary of interim consolidated financial results and disclosure of certain financial indexes
- Organization of the Olympus group
- Management policy
- Operating results and financial condition
- Interim consolidated financial statements
  - Interim consolidated balance sheet
  - Interim consolidated income statement
  - Interim consolidated statement of retained earnings
  - Interim consolidated statement of changes in shareholders' equity
  - Interim consolidated statement of cash flows
- Geographic and business segment information
- Information on production, orders and sales
- Fair value of marketable securities

- Contractual value, fair value and unrealized holding gains/loss on derivative instruments
- Subsequent event
- Summary of interim unconsolidated financial results and disclosure of certain financial indexes
- Interim unconsolidated financial statements
  - Interim unconsolidated balance sheet
  - Interim unconsolidated income statement
  - Interim unconsolidated statement of changes in shareholders' equity

Finally, the Company issued twenty six press releases between August 7, 2006 and November 7, 2006. Six of them are English language press releases (Attachments 1 through 6) and twenty are in Japanese. We have therefore prepared English summaries to these twenty Japanese language press releases below:

- Press release, dated August 9, 2006, regarding the Company's launch of "FV1000-MPE", a scanning multiphoton laser microscope, from the beginning of October, 2006.

- Press release, dated August 23, 2006, regarding Olympus Imaging Corp.'s launch of "CAMEDIA FE-180", "CAMEDIA FE-190" and "CAMEDIA FE-200", new models of compact digital camera "FE series" with simple operation, from the beginning of September, 2006.

- Press release, dated August 23, 2006, regarding Olympus Imaging Corp.'s launch of "CAMEDIA SP-510UZ", a new model of compact digital camera "Ultra Zoom series" with high-power zoom, from the middle of September, 2006.

- Press release, dated August 23, 2006, regarding Olympus Imaging Corp.'s launch of "μ 750", a "μ series" compact digital camera with the world smallest and lightest body, on August 31, 2006.

- Press release, dated August 24, 2006, regarding the Company's opening of a new content "Mitsuaki Iwago's Special Site – Witness of the Global Warming" in its corporate website (URL: http://www.olympus.co.jp/gww), on August 29, 2006.

- Press release, dated August 28, 2006, regarding Olympus Imaging Corp.'s launch of "μ 730", a "μ series" compact digital camera designed for active seniors with high performance and simple operation, from the middle of October, 2006.

- Press release, dated August 28, 2006, regarding Olympus Imaging Corp.'s launch of "μ 1000", a new model of compact digital camera "μ series" with 10 million pixels, from the middle of October, 2006.

- Press release, dated September 5, 2006, regarding Olympus Imaging Corp.'s launch of "Voice-Trek VN-4100", a new model of entry-level IC recorder "Voice-Trek VN series" with long-hour recording and super high-quality sound recording functions, on September 15, 2006.

- Press release, dated September 27, 2006, regarding the Company's holding a photo exhibition "A Day in the Life of AFRICA", in Okayama Prefecture, Japan, in collaboration with several organizations including the Japan Committee for UNICEF and Okayama City, from November 17, 2006 to November 26, 2006.

- Press release, dated October 2, 2006, regarding the Company's launch of "UIS2 objective lens", an advanced model of objective lens series for industrial microscope, on October 2, 2006.

- Press release, dated October 10, 2006, regarding the Company's receipt of the "Good Design Award 2006" hosted by Japan Industrial Design Promotion Organization, for "Voice-Trek V-40/50", IC recorder, "SZX10/16", stereoscopic microscope, and "CAPSULE ENDORSCOPE SYSTEM."

- Press release, dated October 3, 2006, regarding the Company's 2007 Olympus/WWF calendar, "Alcheringa / Australia - the oldest time in modern times."

- Press release, dated October 10, 2006, regarding Olympus Medical Systems Corporation's launch of "EVIS LUCERA upper gastrointestinal general-purpose video scope OLYMPUS GIF TYPE XP260N", an upper gastrointestinal endoscope for both nasogastric and oral insertion, on December 1, 2006.

- Press release, dated October 11, 2006, regarding the Company's commencement of online distribution of music played by Kansai Philharmonic Orchestra on its contents fusion entertainment website – "Olio" (URL: http://www.olio-life.jp), on October 25, 2006.

- Press release, dated October 17, 2006, regarding Olympus Imaging Corp.'s launch of "μ 725SW", a "μ series" compact digital camera, equipped with 7.1 million pixels, which enables to take underwater photos at the depth of up to 5 meters, from the end of November, 2006.

- Press release, dated October 17, 2006, regarding the Company's commencement of "LUMINOVIEW (LV200)", a high-sensitive emission imaging system, which creates a picture of weak light radiated by an individual living cell, on October 23, 2006.

- Press release, dated October 24, 2006, regarding Olympus Medical Systems Corporation's establishment of "Olympus endoscope repair technical center Shanghai", and its commencement of endoscope-related products repair business in China on October 30, 2006.

- Press release, dated October 25, 2006, regarding Olympus Imaging Corp.'s limited sale of 5,000 digital cameras, "μ 750 ice pink" in a special color selected by its sales promotion figure - Mao Asada, a figure skater, on November 3, 2006.

- Press release, dated October 30, 2006, regarding the Company's launch of "RX20", a digital microscope with simple design and operation, which enables to observe objects on a ultra-flat 15 inch liquid-crystal display, on November 10, 2006.

- Press release, dated November 7, 2006, regarding Olympus Imaging Corp.'s launch of "*Kuraemon Goyotashi 7*" series, construction picture management software, which were jointly developed with NEC Soft, Ltd. and TriWorks Corp., on November 28, 2006.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,



Masahisa Ikeda

Enclosure
MI/ms

Attachment 1

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

RECEIVED
2006 NOV 28 P 3:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 7, 2006

Olympus and VisEn Medical Sign Exclusive Japan Distribution Agreement for Near Infrared Fluorescence Probes and Fluorescence Tomographic Imaging Systems

Olympus Corporation (Olympus, President: Tsuyoshi Kikukawa, headquarters: Tokyo) and VisEn Medical, Inc. (VisEn, CEO: Kirtland G. Poss, headquarters: Woburn, Massachusetts, U.S.A.) have signed an exclusive Japan distribution agreement covering VisEn's fluorescence molecular tomography (FMT) imaging systems and portfolio of in vivo near infrared fluorescence probes. Olympus will commence sales of the products from September 1, 2006. The FMT systems and in vivo near infrared fluorescence probes were developed to enable today's leading in vivo performance in fluorescence molecular imaging. By combining the VisEn products with the Olympus OV100 and IV100 molecular imaging systems, it will be possible to generate an unprecedented range of molecular imaging data in vivo, from the cellular and tissue levels to the quantification of molecular activities real time in the whole body. These products will accelerate progress in disease research and in drug development by significantly expanding molecular imaging applications and enhancing data quality in diseases including cancer, inflammation, cardiovascular disease, and bone disease.

Background

Known molecular pathways in the body drive all life phenomena in human beings, including disease onset, progression and recovery. In vivo molecular imaging is now widely used in advanced life science research to observe and analyze the in vivo dynamics of cells, proteins and molecules. By analyzing these dynamics, it is possible to detect, understand and characterize diseases earlier, and to achieve a better understanding and characterization of the mechanisms that cause such diseases, and the effectiveness of related treatments. Three basic methods used in optical molecular imaging are: near infrared imaging using biocompatible molecular probes, imaging by means of fluorescent proteins, and luminescent imaging. Near infrared fluorescence imaging using biocompatible molecular probes is an extremely effective and highly sensitive method of in vivo imaging and is increasingly playing a central role in disease research and drug development, from animal research today through medicine tomorrow.

VisEn's fluorescence probes are designed to target and read out various disease-related molecular activities in vivo, including protease activity, angiogenesis, vascular permeability and bone turnover. VisEn's FMT system provides true quantification of fluorescence within the living animal. Together they can be used to observe and quantify a range of biological phenomena in vivo, including molecular activities in disease states such as cancer, inflammation, cardiovascular disease and bone disease. The molecular imaging systems developed and sold by Olympus are the OV100 in vivo imaging system, which can be used for a wide range of observations, from full views of small animals to the cellular level, and the IV100 in vivo laser scanning microscope, which supports direct in vivo observation of small animals. The conclusion of an exclusive Japan distribution agreement

with VisEn will allow Olympus to combine its imaging systems with VisEn products, thereby enabling Olympus to supply its customer with today's leading fluorescence technologies that can be used for in vivo observations and data generation from cells and tissues to the whole body.

Hiroyuki Yoshimori, Division Manager of Bio Business Division, Olympus Co. commented, "We are very pleased to collaborate with VisEn Medical Inc. Because of its power and sensitivity in imaging molecular activities in vivo, near infrared fluorescence imaging is playing an increasingly central role in research and drug development today. The VisEn technology platforms bring a clear level of technology and market leadership to our programs in the space. Bringing these new technologies along with the Olympus IV100 and OV100 to our customers will enable powerful imaging solutions that will fundamentally expand the real-time understanding of in vivo biology. These platforms and the data they generate will lead to better research and more efficient drug development today, and will ultimately enable doctors to see, understand and treat disease in new and better ways tomorrow."

Kirtland G. Poss, President and CEO of VisEn commented on the announcement, "We are delighted to enter into this partnership with Olympus on VisEn's Fluorescent Probe Portfolio and FMT Imaging System. Olympus is a clearly recognized leader in developing and marketing top-quality systems for both the research and clinical markets, and today they have a growing emphasis on bringing the industry's central fluorescent technologies from translational research and into personalized medicine. With VisEn's range of in vivo fluorescence imaging probes and the true fluorescence tomography provided by the FMT platform, our combined technologies, products and shared vision in molecular imaging will have a major impact in providing real time readouts of biologic activity in a wide range of diseases states. These programs provide additional foundation to VisEn's mission of developing and translating the highest performance fluorescence imaging technologies from research into clinical medicine."

VisEn's FMT system and in vivo near infrared fluorescence probes will be on display at the 65th Annual Meeting of the Japan Cancer Association (President: Tadao Kakizoe, National Cancer Center), which will be held at Pacifico Yokohama from September 28 to 30, 2006.

【Overview of VisEn Medical, Inc.】

CEO: Kirtland G. Poss

Address: 12B Cabot Rd Woburn, Massachusetts 01801, USA

Founded: 2000

Number of employees: about 25

About VisEn Medical: VisEn Medical was established based on leading technologies developed at the Massachusetts General Hospital and Harvard Medical School. The Company is financed in part from major venture business funds, including Flagship Ventures and The Bollard Group. Its activities are as follows:

- Development and sales of products that include fluorescence tomography imaging systems and near infrared fluorescence probes for use in fluorescence molecular imaging
- Sales of products for use in imaging of small animals, and development of clinical systems and probes

- Development of solutions for disease research in such areas as cancer, bone growth, cardiovascular disease and inflammation

URL: www.visenmedical.com

【Suite of Fluorescent Product Solutions of VisEn】

- Fluorescence Molecular Tomography (FMT) System: Provides rapid and absolute quantification and true 3D tomography of fluorescence in mouse models of disease.
- Near Infrared (NIR) Fluorescence Probe Portfolio: The leading series of in vivo imaging probes tailored to enable a range of imaging readouts on key disease-associated biologic processes, including angiogenesis, protease activity, vascular permeability, inflammation, cell migration and tracking, and bone regeneration.

For further information, please contact:
PR & IR dept, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-6901-4294 Fax: +81-3-3340-2130
Home page: http://www.olympus.co.jp

Attachment 2

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

August 23, 2006

Olympus Increases Investment in Cytori Therapeutics

Expanded Partnership Leading to Accelerated Development of Regenerative Medicine Business Based on Adipose-Derived Stem and Regenerative Cells

Olympus Corporation (Olympus, President: Tsuyoshi Kikukawa, headquarters: Tokyo) plans to accelerate the commercialization of regenerative medicine applications based on its medical equipment development and manufacturing technology. As part of this strategy, Olympus recently acquired shares worth approximately $11 million in Cytori Therapeutics, Inc. (CEO: Christopher J. Calhoun, headquarters: San Diego, California).

Cytori Therapeutics carries out research focusing on stem and regenerative cells (*1) derived from adipose tissue, commonly known as fat. By expanding the investment in this company, Olympus aims to accelerate the commercialization of regenerative medicine treatments based on adipose-derived stem and regenerative cells. The strategy also encompasses the commercialization of an adipose-derived stem and regenerative cell processing system. Another aim of the investment is to speed up the development of the next-generation system by a Joint Venture called "Olympus-Cytori, Inc."(Headquarters: San Diego, California, established in December 2005), which will also manufacture the commercial version of the system.

Regenerative Medicine Using Adipose-Derived Stem and Regenerative Cells

The expansion of regenerative medicine and the development of increasingly sophisticated technology in this field has become a priority in recent years because of the limitations of the innate regenerative capabilities of the human body and a shortage of organs for transplant. A key discovery in this context was that adipose-derived stem and regenerative cells have similar characteristics to stem cells (*2) derived from bone marrow, which can be used effectively to treat dysfunctional tissues. This technology is expected to make a wide-ranging contribution to regenerative medicine. Possible uses include the restoration of breast tissue lost as a result of cancer or other conditions and the improvement of heart function in patients affected by cardiac disease.

*1 Adipose-derived stem and regenerative cells: A generic term for adult stem cells and progenitor cells contained in adipose tissue

*2 Stem cells: Immature cells with the ability to differentiate into various types of tissue. There are two basic types: embryonic stem cells (ES cells) obtained from fertilized ova, and adult stem cells, which are found in tissue and organs. The aforementioned system is used to obtain adult stem cells.

Reasons for the Expanded Partnership

In December 2005, Olympus and Cytori Therapeutics established a joint venture to commence development of a new system to process adipose-derived stem and regenerative cells for use in regenerative medicine. The expanded partnership resulting from this investment will bring together Olympus Corporation's accumulated expertise as a developer and manufacturer of medical equipment and the proprietary cell processing technology of Cytori Therapeutics. The partnership will also accelerate the commercial development of

regenerative medicine based on adipose-derived stem and regenerative cells, including the establishment of applications in specific fields by reducing the time required to develop and manufacture the next-generation separation system.

Development efforts are currently focused on the next-generation adipose-derived stem and regenerative cell processing system based on the existing Celution™ System developed by Cytori Therapeutics. The goal is to commence sales of an automated high quality system with improved operating performance within two to four years, depending on legal and regulatory requirements in the countries concerned.

Profile of Cytori Therapeutics, Inc.

Headquarters:	San Diego, California, U.S.A.
Representatives:	Christopher J. Calhoun (CEO), Marc H. Hedrick, M.D. (President)
Date established:	May 1997
Paid-in capital:	US $84,738,000 (June 30, 2006)
Sales:	US $5,634,000 (2005)
Employees:	147 (June 30, 2006)
Business activities:	Research and development relating to regenerative medicine based on the use of adipose-derived stem and regenerative cells.

Profile of Olympus-Cytori, Inc. (Joint Venture)

Headquarters:	San Diego, California, U.S.A.
CEO and President:	Masaaki Terada (Senior Managing Officer, Olympus Corporation)
Date established:	December 8, 2005
Shareholders:	Olympus Corporation 50% Cytori Therapeutics, Inc. 50%
Business activities:	Development and sales of adipose-derived stem and regenerative cell processing systems

Reference: Flowchart of Therapy Using The Adipose-Derived Stem and Regenerative Cell Processing System

Step 1: Cells obtained from the patient by means of a minor liposuction are placed in the adipose-derived stem and regenerative cell processing system.
Step 2: Cells are processed and concentrated.
Step 3: The adipose-derived stem and regenerative cells are returned to the patient.


Adipose tissue obtained by liposuction
Adipose-derived cells after processing with cells separation system
1
2
3

Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

Attachment 3

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

August 25, 2006

Olympus Wins EISA Awards for
Zuiko Digital Super High Grade Series of Exchangeable Lenses
and the μ 720 SW Compact Digital Camera

Olympus Imaging Corporation (President: Masaharu Okubo) is pleased to announce that it has received two 2006-2007 EISA Awards. The Zuiko Digital Super High Grade Series of exchangeable lenses (ED 7-14mm F4.0、ED 35-100mm F2.0、ED 90-250mm F2.8、ED 150mm F2.0、ED 300mm F2.8) were selected in the "European Professional Lens" category, and the μ720 SW Compact Digital Camera in the "European Pocket Camera" category.

The European Imaging & Sound Association (EISA) is an organization representing 50 leading camera, imaging and audio magazines in 20 European countries. Each year it selects outstanding products and technologies across a wide spectrum of audiovisual product categories.

- **Zuiko Digital Super High Grade Series Exchangeable Lenses**
  (ED 7-14mm F4.0、 ED 35-100mm F2.0、 ED 90-250mm F2.8、 ED 150mm F2.0、 ED 300mm F2.8)
  The "European Professional Lens 2006-2007" award

The Zuiko Digital Super High Grade Series of professional exchangeable lenses were designed and developed under Four Thirds System standard to provide superior image performance with digital cameras. Their dust-proof and weather-proof designs allow them to withstand use in harsh conditions. The reasons for the award were as follows.

"The Olympus ZUIKO range of lenses for the Four Thirds system now offers a Top Pro series which includes three zooms and two prime lenses: ED 7-14mm f/4.0, ED 35-100mm f/2.0, ED 90-250mm f/2.8, ED 150mm f/2 and ED 300mm f/2.8. These compact and robust lenses are perfect choices for sports, event or nature photography. Enthusiasts and professional photographers can now reach top performance with this light and compact equipment range."(EISA)


EISA

Zuiko Digital Super High Grade Series Lenses


EISA
AWARD
Best
Product
2006-2007

The "European Professional Lens 2006-2007" award

- **µ720 SW Compact Digital Camera**
  The "European Pocket Camera 2006-2007" award

The µ720 SW digital camera is ideal for a wide range of photographic situations, from formal scenes to outdoor locations. Despite its stylish design, it has passed a 1.5m dropping test and can withstand underwater photography to depths of 3m. The EISA judging panel's comments were as follows.

"The Olympus µ 720 SW is a pocket camera that is designed to withstand the knocks of family use. Its shock-proof design means its body can withstand a fall from the table, up to 1.5 meters. Taking pictures underwater to a depth of up to 3 meters is also possible, without the aid of an extra waterproof body. Even as a pocket camera the µ 720 SW looks good: it offers a 2.5-inch display, 3x zoom and a resolution of 7.1 million pixels."(EISA)



µ 720 SW


EISA
AWARD
Best
Product
2006-2007
Olympus µ 720 SW

The "European Pocket Camera 2006-2007" award

For Further Information, please contact

Olympus Corporation, Public Relations
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-2188 Fax:+81-3-3340-2130
Olympus Home Page: http://www.olympus.co.jp

Attachment 4

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

September 14, 2006

Olympus Products at Photokina 2006

Olympus Imaging Corporation (President: Masaharu Okubo) is pleased to announce the lineup of new products it will be exhibiting at Photokina 2006, the world's largest photographic and imaging equipment exhibition. (Cologne, Germany; September 26 ~ October 1). A product list is shown below.

In addition, we will be exhibiting a concept model of the successor to our current Olympus E-System flagship, the Olympus E-1 digital SLR.

New Products

Digital Compact Cameras

Product Name	Domestic Release
μ 1000	October 13, 2006
μ 750	on sale now
μ 740	not released
μ 730	October 13, 2006
μ 725SW	not released
CAMEDIA SP-510UZ	September 15, 2006
CAMEDIA FE-200	September 15, 2006
CAMEDIA FE-190	on sale now
CAMEDIA FE-180	on sale now
CAMEDIA FE-170	not released

Digital SLR Cameras

Product Name	Domestic Release
E-400	not released

Interchangeable Digital SLR Camera Lenses

Product Name	Domestic Release
ZUIKO DIGITAL ED 14-42mm F3.5-5.6	not released
ZUIKO DIGITAL ED 40-150mm F4.0-5.6	not released

Main Features of Models Not Released In Japan

Digital Compact Cameras

μ 740

- 7.1-megapixel imaging (effective pixels)
- Slim body with 5x optical zoom
- ISO1600 high-sensitivity shooting

μ 725SW

- 7.1-megapixel imaging (effective pixels) with 3x optical zoom
- Waterproof to a depth of 5 meters
- Clears 1.5-meter impact-resistance drop test

CAMEDIA FE-170

- Entry-level model with 6-megapixel CCD and 2.5-inch LCD monitor
- 3x optical zoom

Digital SLR Cameras

E-400

- 10-megapixel imaging (effective pixels)
- Dust-Reduction System with SuperSonic Wave Filter
- Dimensions: 129.5 x 91 x 53mm (excluding protrusions); weight: 375g (body only)

Interchangeable Digital SLR Camera Lenses

ZUIKO DIGITAL ED 14-42mm F3.5-5.6

- 28-84mm (35mm camera equivalent) standard 3x zoom lens
- Closest focusing distance of 25cm
- 8-group, 10-element construction incorporating 1 high-refractive index element, 1 ED element, and 2 aspherical elements
- Dimensions: 65.5 (max. diameter) x 61mm (length); weight: 190g

ZUIKO DIGITAL ED 40-150mm F4.0-5.6

- 80~300mm (35mm camera equivalent) standard 3.8x zoom lens
- Closest focusing distance of 90cm
- 9-group, 12-element construction incorporating 1 ED element, and 2 aspherical elements
- Dimensions: 65.5 (max. diameter) x 72mm (length); weight: 220g

For Further Information, please contact
Public Relations, OLYMPUS Corporation,
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-2025 Fax:+81-3-3340-2130
Home page: http://www.olympus.co.jp/

Attachment 5

OLYMPUS Panasonic SIGMA

September 14, 2006

Olympus, Panasonic and Sigma to Publish Joint Catalog Listing Products Based on Four-Thirds Open Standard for Digital Camera Systems

Olympus Imaging Corporation, Matsushita Electric Industrial Co., Ltd. (Panasonic) and Sigma Corporation have jointly compiled a comprehensive catalog of exchangeable lens for their digital single-lens reflex camera systems based on the Four-Thirds System standard. Distribution of the new catalog, the first of its type in the industry (*), will commence in late September.

The Four Thirds System is a standard for digital single-lens reflex cameras designed and developed to take full advantage of the characteristics of digital technology. Because lens and body mounting information is based on an open standard, users can freely mix and match camera bodies and lenses supplied by participating manufacturers.

The "Four Thirds Lens Joint Catalog" was jointly compiled by the three participating manufacturers to provide users with a single catalog that would inform them about the fun and versatility offered by this open standard. In addition to coverage of all 24 exchangeable lenses supplied by the three participating manufacturers under the Four Thirds System standard, the 40 full-color pages also provide a clear yet highly detailed analysis of the features of each lens, together with numerous examples of photographs.

Distribution of the catalog through retailers in Japan will begin in late September. Overseas distribution will be initiated in stages, starting with the Photokina 2006 at the Koelnmesse in Cologne, Germany, which is the world's biggest photographic and imaging fair.

The website (http://www.four-thirds.org/en/) will be updated to coincide with the launch of the catalog. This will occur at 14:00(JST) today new information about the Four Thirds System standard will be added to this website from time to time.

* For exchangeable lenses designed for digital SLR cameras; based on Olympus research.



Catalog Cover



Digital SLR Camera Exchangeable Lenses Based on the Four Thirds System Standard

【Media Contacts】

Olympus Corporation Public Relations and Investor Relations	Tel: +81-3-3340-2188
SIGMA Corporation Public Relations	Tel: +81-44-989-7432
Panasonic, International PR Akira Kadota	Tel: +81-3-3578-1237
Panasonic News Bureau	Tel: +81-3-3542-6205
Four Thirds System Standard Website:	http://www.four-thirds.org/en/

Attachment 6

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

September 25, 2006

Olympus develops new 3-dimensional compression molding process for wooden materials

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the development of a three-dimensional compression molding process for wooden materials. The new process draws extensively on Olympus expertise in precision metal-forming technologies. The processed wooden material has the feel and grain pattern of natural wood, but is much harder than engineering plastics such as ABS and polycarbonate resins*. Strong enough to be used to create the outer casings of electronic products, the material can enhance the aesthetic value and pleasure of ownership that those products provide.

* In-house testing using the Vickers hardness test; comparison samples were ABS and polycarbonate resins of the type normally used to produce electronic device casings.

Development Background

The efficiency, convenience, and lower costs associated with mass production technologies have inundated us in a sea of products. But at the same time, there has been a decline in the aesthetic satisfaction that many of those products provide. So we stepped back to consider what we could do to increase the aesthetic satisfaction that products provide.

One answer was to use wood, the natural color, patina, and grain of which are almost universally appreciated as things of beauty. We therefore focused on the idea of using a three-dimensional compression molding process to produce a wood-based material thin enough and hard enough to be used to make the casings for electronic products.

With the successful development of this process, it is our hope that consumers will enjoy greater aesthetic satisfaction and a sense of personal attachment with future products that are made from this new wood material.

Details of the New Technology

Hardness that exceeds engineering-grade resins at a thickness that can be used to produce casings for electronic products

Using the newly developed three-dimensional compression molding process, the specific gravity of a piece of cypress wood was increased from approximately 0.4~0.5 to more than 1 (approximately 2.5x compression). The resulting material is thin enough to be used as a casing material for electronic products, yet is much harder than the ABS and polycarbonate resin-based engineering plastics that are normally used to produce such casings.

It is this special three-dimensional compression molding technology that enables the material to be used to make electronic product casings.

The feel and grain pattern of wood, with an attractive natural patina

Proprietary Olympus molding technologies developed for the production of digital camera, microscope, and endoscope lenses are used to form the wood material into the desired shape. The application of these high-precision molding technologies to wood compression molding results in an attractive natural patina that significantly reduces the need to post-process the material.



Parts of production process and prototype example of new material applied to the production of a camera

An example of a camera case created using this new technology will be exhibited at the Olympus stand (located in hall 2.2, booth B 030/040) during photokina 2006 in Cologne, Germany, September 26 ~ October 1.